May 2, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Era Anagnosti, Legal Branch Chief, Office of Financial Services

Re:          National Commerce Corporation

Registration Statement on Form S-3

Filed April 11, 2016

File No. 333-210687

Dear Ms. Anagnosti:

On behalf of National Commerce Corporation (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-3 filed with the Commission on April 11, 2016 (the “Registration Statement”) contained in your letter dated April 27, 2016 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter. In connection with this letter, the Company is filing contemporaneously herewith an amendment to the Registration Statement (“Amendment No. 1”).

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have reproduced the text of each comment in bold text followed by our response. Page numbers referenced in the responses refer to page numbers in the Registration Statement.

Description of Debt Securities, page 9

1.

We note your disclosure on page 10, 13th bullet point, stating that your debt securities may be converted or exchanged for securities or property “of any person (including us).” We note similar language in Section 3.01(r) of the Indenture filed as Exhibit 4.7 to the registration statement. Because the debt securities are convertible into the securities of a third party, provide us an analysis as to why registration under the Securities Act is not required at this time, and confirm that you will include disclosure regarding the issuer of any third party securities in the applicable prospectus supplement or other offering materials, including any required financial statement and non-financial statement disclosure about the issuer of such third party securities. Please refer to Securities Act Sections Compliance and Disclosure Interpretations 203.03 and the Morgan Stanley & Co., Incorporated no-action letter (June 24, 1996).

Ms. Era Anagnosti, Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

May 2, 2016

The Company’s Response: In response to the Staff’s comment, the Company confirms that it intends to offer debt securities pursuant to the Registration Statement that may be converted or exchanged into the securities of a third party only under circumstances that do not require registration of the underlying securities upon registration of the debt securities. Such circumstances include the following: (i) the debt securities are convertible or exercisable at the option of the holder (not only at the option of the Company), but not within one year of registration, and (ii) the underlying securities may be resold freely in the public market under Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and the exemption provided by Section 4(1) of the Securities Act is available for the sale of the underlying securities upon conversion or exchange. See Securities Act Sections Compliance and Disclosure Interpretations 103.04 and 203.03, respectively.

In addition, the Company confirms that it will include disclosure regarding the issuer of any third party securities as necessary in the applicable prospectus supplement or other offering materials, including any required financial statement and non-financial statement disclosure about the issuer of such third party securities, as and to the extent contemplated by the Morgan Stanley & Co., Incorporated no-action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretations 203.03.

Exhibit 5.1 – Opinion of Maynard, Cooper & Gale, P.C.

2.

Please have counsel expand paragraph 6 on page 3 to opine that the depositary shares will entitle the holders to the rights specified in the deposit agreement and the depositary receipts. Please refer for guidance to Section II.B.1.d of Staff Legal Bulletin No. 19 (Oct. 14, 2011), which is available on our website.

The Company’s Response: In response to the Staff’s comment, Maynard, Cooper & Gale, P.C., the Company’s counsel, has expanded paragraph 6 on page 3 of its opinion to opine that the depositary shares will entitle the holders to the rights specified in the deposit agreement and the depositary receipts. An updated opinion has been filed as Exhibit 5.1 to Amendment No. 1.

If you have any questions or comments regarding this response or otherwise, please call the undersigned at (205) 313-8122. Thank you very much for your attention to this matter.

Very truly yours,

/s/ William E. Matthews, V

Chief Financial Officer